Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country

Kunming Shenghuo Pharmaceutical (Group) Co., Ltd.	People’s Republic of China

Kunming Shenghuo Medicine Co., Ltd.	People’s Republic of China

Kunming Shenghuo Cosmetics Co., Ltd.	People’s Republic of China

Kunming Shenghuo Pharmaceutical Importation and Exportation Co., Ltd.	People’s Republic of China

Kunming Beisheng Science and Technology Development Company	People’s Republic of China